UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-6563

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAFECO 401(k)/PROFIT SHARING RETIREMENT PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Safeco Corporation

Safeco Plaza

Seattle, Washington 98185

Safeco 401(k)/Profit Sharing Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2006 and 2005

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Benefit Plans Investment and Administrative Committee

Safeco 401(k)/Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Safeco 401(k)/Profit Sharing Retirement Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Seattle, Washington

June 29, 2007

Safeco 401(k)/Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	December 31
	2006	2005
Assets
Investments	$1,148,495	$1,086,770
Receivables:
Company contributions	22,398	24,148
Participant contributions	1,208	1,306
Interest and dividends	689	626
Investment securities sold	5,331	369

Total receivables	29,626	26,449
Cash	6	1

Total assets	1,178,127	1,113,220
Liabilities
Investment securities purchased	3,380	2,944
Excess contribution payable	135	—

Total liabilities	3,515	2,944

Net assets available for benefits	$1,174,612	$1,110,276

See accompanying notes.

Safeco 401(k)/Profit Sharing Retirement Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2006	2005
Additions to net assets attributed to
Investment income:
Interest	$10,196	$9,072
Dividends	9,999	8,905
Net appreciation in fair value of investments	99,180	49,806

	119,375	67,783
Contributions:
Company	46,145	47,645
Participants	35,491	34,311

	81,636	81,956

Total additions	201,011	149,739
Deductions from net assets attributed to
Benefits paid to participants	136,350	94,548
Administrative expenses	325	285

Total deductions	136,675	94,833

Net increase	64,336	54,906
Net assets available for benefits:
Beginning of year	1,110,276	1,055,370

End of year	$1,174,612	$1,110,276

See accompanying notes.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements

December 31, 2006

(Dollar Amounts in Thousands)

1. Description of the Plan

The following description of the Safeco 401(k)/Profit Sharing Retirement Plan (the Plan) provides only general information. For a complete description of the Plan’s provisions, refer to the Plan document.

General

The Plan is sponsored by Safeco Corporation (the Company) as a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan covers all eligible salaried employees of the Company. Employees may participate in the Plan, for purposes of voluntary employee contributions, immediately upon hire. After completing one year and at least 1,000 hours of service, employees are eligible for Company matching of employee contributions as well as Company-sponsored guaranteed and profit sharing contributions.

Contributions

Participants may contribute any whole percentage of their eligible compensation, as defined in the Plan document, to the Plan. These contributions may be designated by the participant as pre-tax, after-tax, or a combination thereof. Participants may also contribute certain amounts representing distributions from other qualified plans.

For eligible participants, the Company matches 66.67% of the first 6% of participants’ compensation contributed to the Plan. The Company also makes a guaranteed contribution equal to 3% of compensation, as defined in the Plan document, on behalf of each eligible participant.

The Company may also make profit sharing contributions, as defined in the Plan document. Profit sharing contributions of $19,842 and $21,503 were authorized in 2006 and 2005, respectively.

Forfeitures are used to offset Company contributions.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Beginning on January 1, 2006, the Safeco Stock Ownership Fund (SSOF) was available as an investment option for participant contributions, in addition to Company contributions. However, participants may not direct more than 15% of future contributions into the SSOF, and may not realign in excess of 15% of their total account value into the SSOF. Participants may change the allocation of contributions and transfer account balances at any time by contacting the Plan recordkeeper.

Total participant contributions in any calendar year are limited by the Internal Revenue Code. Participant contributions in excess of these limits are reflected as a liability in these financial statements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, related matching contributions, guaranteed contributions, and allocations of: (i) profit sharing contributions (if any), and (ii) Plan earnings. Allocations of profit sharing contributions are based on the participant’s annual compensation as a percentage of all participants’ compensation for the year. Allocations of earnings are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Payment of Benefits

Participants are vested immediately in their contributions and Company guaranteed contributions. Participants become fully vested in matching and profit sharing contributions after the completion of five years of service.

Pretax participant contributions may be distributed only upon termination of employment or attaining age 59 1/2 years old, unless the participant qualifies for a hardship withdrawal. After-tax and certain vested matching contributions may be withdrawn while a participant is still employed, but will result in a six-month suspension of participation in the Plan.

Upon termination of service for any reason, a participant is eligible to receive a lump-sum amount equal to the value of their vested account balances, a partial lump-sum distribution (up to four times a year), fixed-term installments (not to exceed the lesser of 20 years or the participant’s life expectancy), or life expectancy installments. If a participant chooses to receive a lump-sum amount, they may elect to receive a portion of their distribution in shares of the Company’s common stock. Eligible participants may commence benefit payment at any time by contacting the Plan recordkeeper. Benefit payments are recorded when paid and may vary significantly from year to year.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

Participant Loans

Participants may borrow from their combined participant and vested matching contribution balances (available balance). Loan amounts range from a minimum of $1 up to a maximum of $50, or 50% of their available balance, whichever is less. Loans are secured by the available balance in the participant’s account and bear interest at rates that are determined based on the prime corporate lending rate, plus one percentage point. Principal and interest are repaid ratably through payroll deductions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that may affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair values of registered investment companies (mutual funds) and employer securities are stated at the last reported sales price as reported on a national securities exchange or market or, in the case of securities traded in the over-the-counter market and listed securities for which no sale was reported on a given date, at the last quoted bid price.

Investments in common/collective trust funds are valued based on the quoted unit value of the funds, which are determined by the Plan’s trustee based on the value of the common/collective trust fund’s net assets. Wells Fargo Stable Return Fund G has invested a portion of its net assets in fully benefit-responsive investment contracts (see New Accounting Pronouncement section below). The trustee values these securities at contract value when computing the unit value of the fund. The difference between fair value and contract value is immaterial to the Plan’s financial statements.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Expenses

Administrative expenses related to the operation of the Plan may be paid by the Plan or by the Company. All administrative expenses, except loan initiation, investment management, and certain trustee fees, were paid by the Company.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standard Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP provides the definition of fully benefit-responsive contracts and the required reporting and disclosures for this type of contract. The reporting and disclosure provisions of the FSP are effective for annual periods ending after December 15, 2006 and require retroactive presentation of all prior periods presented. The Plan has adopted the provisions of the FSP as required in 2006; however, the FSP did not have a material impact on the Plan’s statements of net assets available for benefits at December 31, 2006 or 2005 (see Investment Valuation and Income Recognition section above).

3. Investments

The Plan’s investments are held in trust by Wells Fargo Bank, N.A. Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2006	2005
Vanguard Total Stock Market Index Fund	$262,780	$237,758
Wells Fargo Stable Return Fund G	151,243	146,973
Safeco Corporation common stock	125,836	146,282
Wells Fargo Advantage Total Return Bond Fund	96,971	97,324
Hotchkis & Wiley Large Cap Value Fund	93,652	86,132
American Growth Fund of America	86,388	74,510
American Europacific Growth Fund	84,903	61,642
Vanguard Total Bond Market Index Fund	73,021	71,557
Goldman Sachs Small Cap Value Fund	66,313	57,628
Vanguard Balanced Index Fund	*	55,819

*	Fair value did not exceed 5% of the fair value of the Plan’s net assets at December 31, 2006.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

The following table presents the net appreciation in the fair value of investments:

	Year Ended December 31
	2006	2005
Common/collective trusts	$7,116	$6,239
Mutual funds	81,079	32,649
Safeco Corporation common stock	10,985	10,918

	$99,180	$49,806

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Plan Amendment or Termination

The Company may amend the Plan at any time. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

5. Party-in-Interest Transactions

The SSOF includes shares of Safeco Corporation common stock (Safeco stock). The Plan’s investment in Safeco stock represents approximately 11% and 13% of the Plan’s net assets at December 31, 2006 and 2005, respectively. The Plan made sales of Safeco stock totaling $31,431 and $25,771 in 2006 and 2005, respectively. There were no purchases of Safeco stock in 2006 or 2005. The Plan received dividend income on Safeco stock of $2,527 and $2,714 in 2006 and 2005, respectively.

Safeco 401(k)/Profit Sharing Retirement Plan

Notes to Financial Statements (continued)

(Dollar Amounts in Thousands)

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated subsequent to the issuance of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Safeco 401(k)/Profit Sharing Retirement Plan

EIN: 91-0742146, Plan Number: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

(Dollar Amounts in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par, and Maturity Date	(e) Current Value
	Common/Collective Trusts
	* Wells Fargo Short-Term Investment Fund G	1,943,694 units	$1,944
	* Wells Fargo Stable Return Fund G	3,704,586 units	151,243

	Total common/collective trusts		153,187
	Registered Investment Companies (mutual funds)
	American Europacific Growth Fund	1,823,508 shares	84,903
	American Growth Fund of America	2,628,979 shares	86,388
	Goldman Sachs Small Cap Value Fund	1,451,690 shares	66,313
	Hotchkis & Wiley Large Cap Value Fund	3,703,104 shares	93,652
	Undiscovered Managers Small Cap Growth Fund	4,322,983 shares	44,613
	Vanguard Balanced Index Fund	2,529,878 shares	54,038
	Vanguard Total Bond Market Index Fund	7,309,400 shares	73,021
	Vanguard Total Stock Market Index Fund	8,556,836 shares	262,780
	* Wells Fargo Advantage Total Return Bond Fund	8,027,399 shares	96,971

	Total registered investment companies		862,679
	Employer Securities
	* Safeco Corporation common stock	2,011,762 shares	125,836
	* Participant Loans	Various loans at rates ranging from 5% to10.5%, due from 2007 to 2026	6,793

	Total investments		$1,148,495

Column (d) is not applicable.

*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on June 29, 2007.

Safeco 401(k)/Profit Sharing Retirement Plan Name of Plan

/s/ Ross J. Kari
Ross J. Kari Member of the Administrative Committee for the Safeco 401(k)/Profit Sharing Retirement Plan

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm